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                       November 17, 2021

       Patricia Hall
       Vice President, Chief Financial Officer and Treasurer
       Discover Funding LLC
       12 Read's Way
       New Castle, Delaware 19720

                                                        Re: Discover Card
Execution Note Trust
                                                            Discover Funding
LLC
                                                            Discover Card
Master Trust I
                                                            Registration
Statement on Form SF-3
                                                            Filed November 10,
2021
                                                            File Nos.
333-260957, 333-260957-01, and 333-260957-02

       Dear Ms. Hall:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Eathen Gums at (202) 551-7991 or Arthur Sandel at
(202) 551-3262 with
       any questions.




                       Sincerely,


                       Division of Corporation Finance

                       Office of Structured Finance